First Liberty Power CORP
7251 West Lake Mead Blvd, Unit 300
Las Vegas, NV  89128

07 March 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                      Stephen Krikorian
        Accounting Branch Chief
        Division of Corporate Finance

cc:                                   Morgan Youngwood
        Staff Accountant
        Division of Corporate Finance

RE:          First Liberty Power Corp.   (the “Company”)
Form 10-K/A for the Fiscal Year Ended July 31, 2010
Filed on December 16, 2010
File No. 000-52928

Dear Sir,

Further to the letter of February 25, 2011, in regard to the above noted 10-K/A Company filing, we respectfully request that we be able to submit our amended filings on or before March 21, 2011, two weeks from today.    We believe that we will be able to fully address all comments within that time frame.

Sincerely,

/s/Don Nicholson Don Nicholson
President